UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Oaktree Acquisition Corp.

(Name of Issuer)

CLASS A ORDINARY SHARES, PAR VALUE $0.0001

(Title of Class of Securities)

G67145 105

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Oaktree Acquisition Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	In its capacity as the direct owner of 5,031,250 Class B Ordinary Shares, par value $0.0001 per share, of the Issuer.

1	NAMES OF REPORTING PERSONS Oaktree Acquisition Holdings GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Oaktree Acquisition Holdings, L.P.

1	NAMES OF REPORTING PERSONS Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the director of Oaktree Acquisition Holdings GP Ltd.

1	NAMES OF REPORTING PERSONS Oaktree Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

1	NAMES OF REPORTING PERSONS Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole managing member of Oaktree Capital Management GP, LLC.

1	NAMES OF REPORTING PERSONS Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the class B units of Atlas OCM Holdings, LLC.

1	NAMES OF REPORTING PERSONS Brookfield Asset Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Atlas OCM Holdings, LLC.

1	NAMES OF REPORTING PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,031,250 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,031,250 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,031,250 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

Item 1(a) Name of Issuer

Oaktree Acquisition Corp. (the “Issuer”)

Item 1(b) Address of the Issuer’s Principal Executive Offices

333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

Item 2(a) Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Oaktree Acquisition Holdings, L.P. (the “Sponsor”);

2.	Oaktree Acquisition Holdings GP Ltd. (the “General Partner”);

3.	Oaktree Capital Management, L.P. (“Management”);

4.	Oaktree Capital Management GP, LLC (“Management GP”);

5.	Atlas OCM Holdings, LLC (“Atlas”);

6.	Oaktree Capital Group Holdings GP, LLC (“OCGH GP”);

7.	Brookfield Asset Management, Inc. (“BAM”); and

8.	Partners Limited (“Partners”).

Item 2(b) Address of the Principal Business Office, or if none, Residence

333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

Item 2(c) Citizenship

See responses to Item 4 on each of the cover pages.

Item 2(d) Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share.

Item 2(e) CUSIP Number

G67145 105

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

☐	(k) Group, in accordance with Rule 13d-1(b)(1)(ii)(j). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4 Ownership

The responses to Items 5 to 9 and 11 in each of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2019, Sponsor directly holds 5,031,250 Class B Ordinary Shares of the Issuer, representing 20% of the Issuer’s Ordinary Shares issued and outstanding, based on 20,125,000 Class A Ordinary Shares and 5,031,250 Class B Ordinary Shares outstanding as of November 12, 2019, as reported by the Issuer in its quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2019. The Class B Ordinary Shares are automatically convertible into the Issuer’s Class A Ordinary Shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-232444). constituting approximately 2.8% of the total issued and outstanding Shares and has the sole power to vote and dispose of such shares.

General Partner, in its capacity as the general partner of Sponsor, has the ability to direct the management of Sponsor, including the power to vote and dispose of securities held by Sponsor; therefore, General Partner may be deemed to have indirect beneficial ownership of the Class B Ordinary Shares held by Sponsor.

Management, in its capacity as the director of General Partner, has the ability to direct the management of General Partner’s business, including the power to direct the decisions of General Partner regarding the vote and disposition of securities held by Sponsor; therefore, Management may be deemed to have indirect beneficial ownership of the Class B Ordinary Shares held by Sponsor.

Management GP, in its capacity as the director of Management, has the ability to direct the management of Management’s business, including the power to direct the decisions of Management regarding the vote and disposition of securities held by Sponsor; therefore, Management GP may be deemed to have indirect beneficial ownership of the Class B Ordinary Shares held by Sponsor.

Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP’s business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by Sponsor; therefore, Atlas may be deemed to have indirect beneficial ownership of the Class B Ordinary Shares held by Sponsor.

OCGH GP, in its capacity as the indirect owner of the class B units of Atlas, has the ability to appoint and remove certain directors of Atlas and, as such, may indirectly control the decisions of Atlas regarding the vote and disposition of securities held by Sponsor; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the Class B Ordinary Shares held by Sponsor.

BAM, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, has the ability to appoint and remove certain directors of Atlas and, as such, may indirectly control the decisions of Atlas regarding the vote and disposition of securities held by Sponsor; therefore BAM may be deemed to have indirect beneficial ownership of the Class B Ordinary Shares held by Sponsor.

Partners, in its capacity as the sole owner of Class B Limited Voting Shares of BAM, has the ability to appoint and remove certain directors of BAM and, as such, may indirectly control the decisions of BAM regarding the vote and disposition of securities held by Sponsor; therefore Partners may be deemed to have indirect beneficial ownership of the Class B Ordinary Shares held by Sponsor.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8 Identification and Classification of Members of the Group

Not Applicable

Item 9 Notice of Dissolution of Group

Not Applicable

Item 10 Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2020	OAKTREE ACQUISITION HOLDINGS, L.P.

By: Oaktree Acquisition Holdings GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

	By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Senior Vice President

OAKTREE ACQUISITION HOLDINGS GP LTD.

By: Oaktree Capital Management, L.P.
Its: Director

	By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT, L.P.

	By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Senior Vice President

OAKTREE CAPITAL MANAGEMENT GP, LLC

By: Atlas OCM Holdings, LLC
Its: Managing Member

By: Oaktree New Holdings, LLC
Its: Member

	By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Senior Vice President

ATLAS OCM HOLDINGS, LLC.

By: Oaktree New Holdings, LLC
Its: Member

	By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name: Jordan Mikes
Title: Senior Vice President

BROOKFIELD ASSET MANAGEMENT, INC.

By:	/s/ Jessica Diab
Name: Jessica Diab
Title: Senior Associate, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: Director

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 19, 2020, by and among Oaktree Acquisition Holdings, L.P., Oaktree Acquisition Holdings GP Ltd., Oaktree Capital Management, L.P., Oaktree Capital Management GP, LLC, Atlas OCM Holdings, LLC, Oaktree Capital Group Holdings GP, LLC, Brookfield Asset Management, Inc and Partners Limited.